Exhibit 99.2


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Irmgard und Bruno Gunther          Celanese AG          Frankfurter Str. 111
P.O. Box 1 29                      Investor Relations   D-61476 Kronberg
Engadine NSW 2233
AUSTRALIEN                                              Todd Elliott
                                                        Phone: +49 69 305 83199
                                                        Fax: +49 69 305 83195
                                                        T.Elliott@Celanese.com

                                                        Andrea Stine
                                                        Phone: +1 908 522 7784
                                                        Fax: +1 908 522 7583
                                                        A.Stine@Celanese.com

                                                        Oliver Stratmann
                                                        Phone: +49 69 305 4139
                                                        Fax: +49 69 305 83195
                                                        O.Stratmann@Celanese.com

                                                        December 23, 2003


Dear shareholder,

     Enclosed is a press release regarding the announcement on December 16, 2003 by Blackstone Capital Partners, a leading private equity firm, of its intention to launch a voluntary public offer to acquire all the outstanding shares of Celanese AG.

     The Celanese Board of Management has examined carefully the merits of this proposal for all stakeholders and supports it, subject to review of the formal tender offer documents.

     Blackstone has four weeks to submit the tender offer documentation to the German regulator Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin). The BaFin will have 15 working days to examine and approve the offer document. At that time, Blackstone will make the tender offer document available to you. After receipt of the offer document, the Celanese AG Board of Management and the Celanese AG Supervisory Board will examine the offer documents and state their "reasoned opinions" regarding the offer to all shareholders.

     You should expect to receive a copy of the offer document in February 2004.

     Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) to be prepared by the management board and the supervisory board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 when they become available, because such documents will contain important information about the public tender offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of the reasoned opinions (begrundet Stellungnahmen) and the Schedule 14D-9 will also be available for free from Celanese.

     Should you have additional questions, please contact Celanese or refer to our website www.celanese.com for current information.


Yours sincerely,


/s/ Todd L. Elliott
-------------------
Todd L. Elliott
Director Investor Relations


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Press Information            Celanese AG             Corporate Center
                             Media Relations         Frankfurter StraBe
                                                     111
                                                     61476 Kronberg/Ts.
                                                     Germany

                                                     Europe:
                                                     Michael Kraft
                                                     Phone: +49 (0)69/305
                                                     14072
                                                     Telefax: +49 (0)69/305
                                                     36784
                                                     Email:
                                                     M.Kraft@celanese.com

                                                     Phillip Elliott
                                                     Phone: +49 (0)69/305-
                                                     33480
                                                     Telefax: +49
                                                     (0)69/305-36784
                                                     Email:
                                                     P.Elliott@celanese.com

                                                     USA:
                                                     Vance Meyer
                                                     Phone: +01 (972) 443 4847
                                                     Telefax: +01 (972) 443 8519

                                                     Dated:  December 16, 2003

Blackstone Capital Partners makes offer to acquire Celanese for EUR 3.1 billion

        o  Shareholders to receive EUR 32.50 per share
        o Blackstone commits to continuation of Celanese strategy and underlines reputation as friendly investor with commitment to management and employees
        o  Celanese AG Board of Management supports Blackstone's offer
        o Largest shareholder, Kuwait Petroleum Corporation, agrees to accept the offer



     Kronberg, Germany - (CZZ: FSE; CZ: NYSE): Blackstone Capital Partners today announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of EUR 32.50 per share. The Celanese AG Board of Management supports this offer.

     Blackstone's offer represents a premium of 13 percent over the three month weighted average closing share price. It is above the share's all-time high closing price of EUR 31.88 and represents more than a doubling of the price since the company became public in 1999. At the offer price, Celanese's equity is valued at EUR 1,614 million, based on 49.67 million shares outstanding including the dilutive effect of stock options. Considering EUR 446 million net financial debt and EUR 1,039 million pension, retiree



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medical and related obligations as of September 30, 2003, the proposal values
Celanese at EUR 3,099 million. As part of the financing of the transaction, Blackstone has secured commitments for credit facilities which provide liquidity that can be drawn on for growth initiatives. In addition, the financial structure allows for a pre-funding of Celanese's pension obligations by the current U.S. dollar equivalent of EUR 380 million.

     Claudio Sonder, Chief Executive Officer of Celanese, said the strong share price development and Blackstone's offer reflect a focused effort on value creation. Restructuring measures coupled with extensive portfolio optimization and a focus on strong cash generation have positioned the company to consider broader growth options. "We will continue on our path to growth and productivity. We believe that Blackstone as a strong partner will provide Celanese with financial strength to realize opportunities."

     Blackstone expressed enthusiasm for the achievements of Celanese to date and the strategic and restructuring initiatives underway. They stated broad support for Celanese's strategy and management and will honor the company's commitment to positive employee relations as well as the German system of co-determination. As a financial investor, Blackstone indicated it will not assume operating responsibilities, but will work with Celanese's management team.

     Claudio Sonder: "Celanese has today reached another milestone in its short history. My colleagues on the



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Board of Management and I have examined very carefully the merits of this proposal for all stakeholders and we support it."

     The proposed offer is subject to regulatory approvals and other mostly customary conditions such as a minimum acceptance of 85 percent of the outstanding shares and the absence of any material adverse change with respect to Celanese. In accordance with German takeover law, Blackstone has four weeks to prepare an offer document describing the details of the offer to shareholders. Following review by the German regulator Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin), Blackstone intends to publish the offer document and launch the tender offer.

     At this time, the Celanese Board of Management can make only preliminary comments on the proposed offer. In accordance with German takeover law, the Celanese Board of Management and Supervisory Board will express their reasoned opinions (begrundete Stellungnahmen) to shareholders once they have received and examined the offer document.

     As of September 30, 2003, Celanese had 49.32 million shares outstanding excluding the dilutive effect of stock options, of which approximately 55 percent are held by institutional investors, 10 percent by retail investors and 6 percent by employees and retirees. The largest shareholder holding approximately 29 percent of outstanding shares, Kuwait Petroleum Corporation, declared today that it will accept the offer and tender its shares.




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Note to the editor's:
A press conference will be held by the Board of Management at 1:00 p.m. (Frankfurt time) today at the Dorint Hotel in Sulzbach, Germany. For more information please visit our website at www.celanese.com.

Celanese will also be commenting on this matter today during a conference call for investors and analysts at 4:00 p.m. (Frankfurt time)/ 10:00 a.m. (New York time). To listen in on the call, please dial in on one of the following numbers:

Europe:  ++41 610 5605
         ++49 69 2 2222 0070
         ++44 207 107 0613

U.S.     1 866 865 5144

Celanese AG (www.celanese.com) is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. In 2002, Celanese generated sales of around EUR 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ). Further information


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regarding Celanese AG is available on our website: www.celanese.com.

The Blackstone Group (www.blackstone.com), a leading global investment firm, was founded in 1985. The firm has raised in excess of $25 billion for alternative asset investing since its formation, of which $ 14 billion has been raised for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion. Blackstone is headquartered in New York. Blackstone is advised on its European investments by offices in London and Hamburg. The latter office was recently opened to advise on investments in the German speaking and Northern European markets. Blackstone's policy is to only pursue transactions that are fully supported by management of the target company.

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 ("The Safe Harbor Provisions"). Investors of Celanese are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in Celanese's filings with the Securities and Exchange Commission, copies of which are available from Celanese. The Safe Harbor



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Provisions have not been judicially determined to be applicable to this release to the extent it constitutes soliciting materials.

Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) to be prepared by the Board of Management and the Supervisory Board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 when they become available, because such documents will contain important information about the voluntary public offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of Schedule 14D-9 will also be available for free from Celanese.